July 28, 2005

The U. S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3117
Office of International Corporate Fina
Mail Stop 3-9
Washington, D.C.20549
U. S. A.

Rule 12g3-2(b) Exemption
of Kobe Steel, Ltd.,
File number:82-3371

Dear Madam/Sir:

In connection with Kobe Steel Ltd.'s exemption pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with its ongoing requirements under Rule 12g3-2(b)(iii), please find enclosed a copy of the Company's release today covering

" Kobe Steel's FY2005 First Quarter Financial Results"

3 pages

Thank you for your assistance in handling it as required.

Sincerely yours,

Yasuo Koyama
Finance Department
Kobe Steel, Ltd.

Kobe Steel's FY2005 First Quarter Financial Results

(April 1, 2005 – June 30, 2005)

July 28, 2005

Listed company name: Kobe Steel, Ltd.
Stock Exchange Number: 5406
Listings: Tokyo, Osaka and Nagoya, Japan
Website: www.kobelco.co.jp
President & CEO: Yasuo Inubushi

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1. Basis of Presenting Quarterly Financial Information

(1) Adoption of simplified accounting method: Yes
A partial simplified accounting method has been used to report tax expenses and other items.

(2) Changes in accounting methods from the most recent consolidated fiscal year: Yes
With regard to inventories, the Iron & Steel, Wholesale Power Supply, and Aluminum & Copper segments have adopted the last-in, first-out method. Following trends in the International Financial Reporting Standards (IFRS), Kobe Steel has adopted the average method from this first-quarter reporting period to more accurately convey its financial condition. Due to this change, operating income and ordinary income increased by 5,201 million yen.

(3) Changes in the scope of consolidation and equity-valued method: Yes
New consolidated companies: 7 Consolidated companies excluded: 4
New equity-valued companies: 0 Equity-valued companies excluded: 0

2. Outline of Financial Results for First Quarter of Fiscal 2005 (April 1, 2005 – June 30, 2005)

(in millions of yen)

	First quarter FY2005	First quarter FY2004	Full-year FY2004
Net sales	369,909	–	1,443,771
Operating Income	50,251	–	166,576
Ordinary income *	41,769	–	116,028
Net income	23,997	–	51,288
Earnings per share	8.08 yen	–	17.27 yen
Fully diluted earnings per share	7.72 yen	–	16.48 yen

Notes:
* Also known as pretax recurring profit.
As quarterly results are being disclosed for the first time, no figures are available for the first quarter of fiscal 2004.

Segment Information

(in millions of yen)

	Net Sales	Operating Income
Iron & Steel	182,627	31,163
Wholesale Power Supply	14,239	4,962
Aluminum & Copper	77,114	6,567
Machinery	40,611	(537)
Construction Machinery	48,110	2,269
Real Estate	6,283	693
Electronic Materials & Other Businesses	13,534	4,191
Subtotal	382,519	49,308
Eliminations	(12,610)	942
Total	369,909	50,251

Qualitative Information on Consolidated Operating Results

Japan's economy was gradually recovering in the first quarter of fiscal 2005 as factors holding back the economy had dissipated. Private-sector capital investments increased with the improved financial performance of companies, personal spending picked up, and employment increased. Overseas, although macro-economic policies in the United States and China had some effect, the overall world economy continued to expand.

In this economic environment, the Kobe Steel Group posted consolidated net sales of 369.9 billion yen, pretax ordinary income of 41.7 billion yen, and aftertax net income of 23.9 billion yen.

Information by Business Segment

Iron & Steel
In the overall steel market, although domestic steel demand continued to be tight in the manufacturing field, centered on the automotive and shipbuilding industries, inventories increased due to growing imports of standard steel products mainly used in construction. The market was polarized into upper-end steel products used in manufacturing and general steel products. In the overseas market, demand, primarily for standard steel products, showed signs of softening, with inventory adjustments in North America and Europe and the movement of steel from non-Asian countries to Asia.

Under these conditions, Kobe Steel paid close attention to production and shipments in response to actual demand in each field and for each product category, while keeping a careful watch on changes in supply and demand and inventory trends. For customers that maintain high levels of production, the stable supply of steel products was a top priority. Sales prices have been steadily rising owing to higher steel prices in the automotive industry in the first quarter. However, with a softening in the international market for standard products, Kobe Steel has continued its stance of maintaining its steel prices. As a result, the production of steel products is anticipated to decrease 100,000 metric tons in the first half of the fiscal year, ending September 2005.

Due to a fire at Kakogawa Works in May, Kobe Steel incurred an extraordinary loss of 3 to 4 billion yen on the disposal of equipment and repair expenses. The entire amount will be posted as a loss in the second quarter.

Wholesale Power Supply
This segment has been operating as planned. With power consumption peaking in the summer, Kobe Steel expects to continue the stable operation of the power station and maintain steady income.

Aluminum & Copper
The first quarter saw strong domestic shipments on the back of high demand for aluminum can stock for beverage containers and air conditioner materials. Aluminum disks used in hard disk drives continued to enjoy strong demand. Sales of copper sheet for electronic applications were also brisk. For copper tube, shipments were at high levels due to seasonal factors, but with slow growth in the European air conditioner market, demand is showing signs of softening.

Machinery
Orders for compressors and LNG equipment were strong owing to active capital investment in the world petrochemical and energy fields, mainly in the Middle East and China. Environmental plants and other equipment for the domestic public works field continued to face difficult operating conditions. However, Kobe Steel has been working on maintaining orders and improving costs.

Construction Machinery
Domestic demand for hydraulic excavators was strong, and the Chinese market showed signs of recovery. In overseas markets excluding China, demand progressed as anticipated.

Real Estate
Centered on the property brokerage business, this segment saw business proceeding as planned.

Electronic materials and other Businesses
Demand continued to be strong for target material used in LCD panels.

For reference
Kobe Steel intends to disclose its forecast for fiscal 2005, ending March 31, 2006, in early September. At this time, Kobe Steel has not revised its outlook from the previous forecast.

Supplementary Information

Crude Steel Production (in millions of metric tons)

	FY2005	FY2004		
	First Quarter	First Half	Second Half	Total
Japan's total	28.97	56.37	56.52	112.89
Kobe Steel	1.88	3.80	3.91	7.71

Sales Volume (in thousands of metric tons)

	FY2005	FY2004		
	First Quarter	First Half	Second Half	Total
Domestic	1,318	2,429	2,595	5,024
Exports	380	806	841	1,647
Total	1,698	3,235	3,436	6,671

Average Steel Price (in yen per metric ton)

	FY2005	FY2004		
	First Quarter	First Half	Second Half	Total
Average domestic & export price	68,000	53,500	60,900	57,300

Export Ratio of Steel Products

	FY2005	FY2004		
	First Quarter	First Half	Second Half	Total
Tonnage basis	22.4%	24.9%	24.5%	24.7%
Value basis	25.6%	26.9%	27.0%	27.0%

Investor Relations:
Tel +81 (0)3 5739-6043
Fax +81 (0)3 5739-5973
E-mail aakeieit@kobelco.jp

Media Contact:
Gary Tsuchida, Publicity Group
Tel +81 (0)3 5739-6010
Fax +81 (0)3 5739-5971
E-mail www-admin@kobelco.co.jp

Kobe Steel, Ltd.
9-12 Kita-Shinagawa 5-chome
Shinagawa-ku, Tokyo 141-8688
Japan
Website www.kobelco.co.jp